July 29, 2008

Michael McTiernan

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          AirShares™ EU Carbon Allowances Fund

Registration Statement on Form S-1

Registration No. 333-145448

Filed December 14, 2008

Dear Mr. McTiernan:

We are responding to comments received from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2008 relating to AirShares™ EU Carbon Allowances Fund’s registration statement on Form S-1, filed with the Commission on December 14, 2007 (the “S-1”) (Registration No. 333-145448).

We appreciate the Staff’s comments and we agree that a number of the Staff’s suggested changes will enhance our disclosure.  Accordingly, we are proposing to address the specific disclosures in response to the Staff’s comments as described below.   For your convenience, our responses are prefaced by your corresponding comment (in bold text).  As requested, three copies each of the amended S-1, and a blackline reflecting our revisions to the S-1 are enclosed.  Page references in the responses refer to pages in the clean version of the amended S-1, filed on July 28, 2008.

General

1.             Please submit your response letter dated December 20, 2007 and all future response letters as a correspondence file on Edgar.

Response:             The response letter dated December 20, 2007 was submitted as a correspondence file on April 17, 2008 and this response letter will be submitted as a correspondence file on or shortly after the date of this letter.

2.             Please reinsert the cover page risk factors.

Response:             The cover page risk factors have been reinserted.

420 Lexington Avenue, Suite 2550

New York, NY 10170

3.             We note that the Kyoto Protocol was addressed at the 2007 United Nations Climate Change Conference held in Bali, Indonesia.  Please update your disclosure as necessary to reflect any material developments from this conference including the likelihood of the extension of the Kyoto Protocol  beyond the first commitment period (December 31, 2012).

Response:             Additional disclosure regarding the conference of the parties to the United Nations Framework Convention on Climate Change in Bali in December 2007 has been added to the Section “DESCRIPTION OF THE KYOTO PROTOCOL AND THE EUROPEAN UNION’S EMISSION TRADING SCHEME—The Kyoto Protocol” on page 24.

Subscription Minimum, page 8

4.             We note your response to comment 7.  We also note that in this section you disclose that Sponsor affiliates may purchase Shares that will count toward the Subscription Minimum.  Please reconcile this inconsistency.

Response:             The section “Subscription Minimum” on page 8 has been deleted.  The section “Continuous Offering Period” on page 8 has been revised to indicate that the Fund will commence operations upon receipt of an initial order for a minimum of four Baskets, at a price of $25 per Share (i.e., $2.5 million per Basket or a minimum of $10 million).  The Fund anticipates that Jane Street Capital, LLC will become an Authorized Participant and place the initial order for four Baskets.  Jane Street Capital, LLC is not an affiliate of the Sponsor.

Description of ECX CFI Futures Contracts, page 28

5.             We note your response to comments 15 and 20 and your risk factor disclosure that data regarding phase I trading of ECX CFI Futures Contracts may not be representative of phase II trading.  However, we continue to believe that disclosure regarding the liquidity, performance and volatility of phase I EUA trading is relevant to an investment decision in this product.  Please revise the prospectus to include such disclosure along with an explanation of reasons why you believe phase II trading will be substantially different.

Response:             Disclosure regarding the liquidity, performance and volatility of phase I EUA trading and an explanation of why such trading is not indicative of phase II trading has been added to the Section “DESCRIPTION OF THE KYOTO PROTOCOL AND THE EUROPEAN UNION’S EMMISSIONS TRADING SCHEME—The European Union Emission” beginning on page 24

Charges and Expenses, page 33

6.             We note your response to prior comment 25.  Additionally, please make the same clarification (that the sponsor will be responsible for paying the expenses of the commodity trading advisor from the management fees collected) within the Section “CHARGES AND EXPENSES” on page 33 and throughout your filing, as appropriate.

Response:             The requested clarifications have been made in the Section “SUMMARY—Fees and Expenses” on page 10 and “CHARGES AND EXPENSES—Management Fee” on page 35.

Conflicts of Interest, page 38

7.             We note your response to comment 17.  Please add the management fee conflict of interest example to “The Sponsor” conflicts of interest disclosure on page 38.

Response:             The management fee conflict of interest example has been added to “The Sponsor” conflicts of interest disclosure on page 40.

Financial Statements

8.             We note your response to prior comments 32 through 34.  In addition to providing audited financial statements for AirShares EU Carbon Allowances Fund, please also provide an audited balance sheet for XShares Advisors LLC as of the end of its most recent fiscal year in an amended Form S-1.

Response:             Audited financial statements for AirShares EU Carbon Allowances Fund are included in the amended S-1 beginning at page F-1.  An audited balance sheet for XShares Advisors LLC for the year ending December 31, 2007 will be provided to the Staff later this week.

Sincerely,

/s/ David W. Jaffin
David W. Jaffin
Chief Operating Officer